Morgan Stanley Information Fund

Item 77E	Legal Proceedings

Beginning October 25, 2002, purported class action complaints were filed in the United States District Court for the Southern District of New York against Morgan Stanley, the Fund, Morgan Stanley Investment Advisors Inc, and certain of subsidiaries of Morgan Stanley alleging violations of federal securities laws in connection with the underwriting and management of the Fund. Plaintiffs allege in these cases that Morgan Stanley analysts issued overly optimistic stock recommendations to obtain investment banking business, and that the desire to obtain investment banking business influenced decisions made by the Fund Manager.

The Fund and Morgan Stanley believe these lawsuits have no merit.
The ultimate outcome of these matters is not presently determinable and no provision has been made in Fund's financial statements for the effect, if any, of such matters.